sembcorp

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

21 May 2009

09046323

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

RECEIVED
2009 JUN 15 A 7:50

sembcorp

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

PRESS RELEASE

SEMBCORP COMPLETES G-TO-G SHOWCASE PROJECT FOR WATER IN ZHANGJIAGANG, CHINA

- *Project is the first plant in China for the treatment of concentrated industrial wastewater*
- *Sembcorp also signed MOU and held groundbreaking for a further water reclamation project*

China, 22 May 2009 – Sembcorp continued to make progress in its water projects in China, with two projects which had been selected as bilateral demonstration projects by the governments of China and Singapore marking important milestones today. The projects are sited in the Zhangjiagang Free Trade Port Zone, a 6,000-hectare free trade port zone located in the 'golden waterway' of China and at the economic junction of the Yangtze river area.

The milestones were commemorated at a ceremony in Zhangjiagang witnessed by Singapore Minister of State for Manpower and Trade & Industry Lee Yi Shyan (新加坡贸工部兼人力部政务部长李奕贤), Chinese Ambassador to Singapore Zhang Xiaokang (中国驻新加坡全权任命大使 张小康), Singapore Consul-General to Shanghai Yip Wei Kiat (新加坡驻上海总领事叶伟杰), Zhangjiagang City Party Secretary Huang Qin (张家港市委書記黃欽) and Sembcorp Group President & CEO Tang Kin Fei (胜科集团总裁兼首席执行官邓健辉). Also present were representatives from PUB, Singapore's national water agency.

Sembcorp opens China's first high COD wastewater treatment plant

Sembcorp marked the official opening of China's first wastewater treatment plant capable of treating highly concentrated industrial wastewater directly from source. The 15,000 cubic metres per day plant had been selected as a government-to-government (G-to-G) project for bilateral cooperation in water management under the memorandum of understanding signed in 2007 between the Ministry of the Environment and Water Resources, Singapore, and Ministry of Housing Urban-Rural Development, People's Republic of China. The Zhangjiagang project was adopted as a water demonstration project to showcase Singapore's expertise in integrated water resource management.

As industrial wastewater is around 16 times more concentrated than the municipal wastewater in China, up until this point government regulations had required industrial companies to pre-treat their wastewater to a chemical oxygen demand (COD) of not more than 500 milligrammes per litre, before discharging the wastewater for treatment. The decision to permit industrial companies to discharge their wastewater directly to a new wastewater plant capable of treating high-COD wastewater, without needing the companies to pre-treat the wastewater to under 500 milligrammes per litre COD, signified a new initiative by the government for advanced wastewater management in China.

The opening of this plant therefore marks a significant milestone for Sembcorp, which was selected to build and operate the plant because of its proven expertise in treating high-COD wastewater in Singapore's Jurong Island.

The plant is an expansion to Sembcorp's existing 20,000 cubic metres per day wastewater treatment plant serving customers in the Zhangjiagang Free Trade Port Zone, and is a subsidiary of Sembcorp.

MOU signing & groundbreaking ceremony for a further water reclamation project

In addition, Sembcorp also signed a memorandum of understanding (MOU) and celebrated the groundbreaking for a third water project in the Zhangjiagang Free Trade Port Zone. This project will take the water treatment process further and reclaim high quality water for industrial use from treated industrial effluent. It had earlier also been selected as a G-to-G water demonstration project.

The 20,000 cubic metres per day industrial effluent reclamation facility is expected to be completed by mid-2010, with further expansion expected in tandem with the growth of the free trade zone. The facility will produce high grade industrial water and demineralised water from industrial effluent treated in the Zhangjiagang industrial wastewater treatment facility. Sembcorp's joint venture company will also be granted exclusive rights to produce and supply the reclaimed water to industries in the Zhangjiagang Free Trade Port Zone. Further expansion of the facility is expected in tandem with the growth of the free trade zone.

The MOU was signed by Zhangjiagang Free Trade Port Zone Vice Director Wang Hui Zhong (张家港保税区管委会主任王惠忠) and CEO of Sembcorp's operations in China Dr Jeffrey Chen (胜科中国区首席执行官陈明信博士).

Financial Impact

This is not expected to have a material impact on the Group's earnings per share and the net tangible asset value per share for the financial year ending December 31, 2009.

Photographs


sembcorp

From left: Zhangjiagang City Party Secretary Huang Qin, Singapore Minister of State for Trade & Industry and Manpower Lee Yi Shyan, Chinese Ambassador to Singapore Zhang Xiaokang, and Sembcorp Group President & CEO Tang Kin Fei officially opening China's first high-COD wastewater treatment plant.


sembcorp
税区胜科水务有限公司二期工程竣工典礼
II Construction Completion Ceremony

Signing the MOU for the further water reclamation project are (from left) Zhangjiagang Free Trade Port Zone Vice Director Wang Hui Zhong and CEO of Sembcorp's operations in China Dr Jeffrey Chen

Also present to witness the signing were (standing,from left) Singapore Consul-General to Shanghai Yip Wei Kiat, Zhangjiagang City Party Secretary Huang Qin, Singapore Minister of State for Manpower and Trade & Industry Lee Yi Shyan and Sembcorp Group President & CEO Tang Kin Fei.

PHOTOGRAPH FROM THE WATER RECLAMATION PROJECT GROUNDBREAKING CEREMONY


sembcorp
Phase II Construction Completion Ceremony
公司中水回用项目奠基仪式

From left: Zhangjiagang City Party Secretary Huang Qin, Singapore Minister of State for Trade & Industry and Manpower Lee Yi Shyan, Chinese Ambassador to Singapore Zhang Xiaokang and Sembcorp Group President & CEO Tang Kin Fei.

- END -

For media enquiries please contact:

April Lee 李美丽 (Ms)
Senior Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com

Ng Lay San 黄丽珊 (Ms)
Assistant Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8 billion and employs more than 7,000 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

ABOUT SEMBCORP'S PRESENCE IN ZHANGJIAGANG

Sembcorp's Zhangjiagang wastewater treatment plant serving industrial customers in the Zhangjiagang Free Trade Port Zone first began operations in 2006 with an initial capacity of 20,000 cubic metres per day. The Jiangsu Provincial Environmental Protection Bureau then approved an expansion to the plant capable of treating an additional 15,000 cubic metres per day of high concentrated wastewater at an incoming chemical oxygen demand (COD) of up to 3,000 milligrammes per litre. This marked the first time that a company had been allowed to treat industrial wastewater without pretreatment in China, and approval was granted taking into account the requirements of customers in the free trade zone as well as Sembcorp's proven capabilities in wastewater treatment and its strong track record in China. A further 20,000 cubic metres per day facility is being built which will reclaim the treated effluent into high grade industrial water and demineralised water. This project builds on Sembcorp's proven experience of industrial water reclamation in Singapore's Jurong Island. Both the high COD plant and the water reclamation plant have been selected as government-to-government (G-to-G) water demonstration projects for bilateral cooperation in water management under the China-Singapore Ministerial Meeting on Collaboration in Urban Environment and Water Management.

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	22 May 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	8,625	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	6,043,088
		After change	6,034,463
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.34%
		After change	0.34%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$35,755.43	

Kwong Sook May
Company Secretary

May 22, 2009

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	19-May-2009 17:10:30
Announcement No.	00048

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	19-05-2009
2.	Name of Director *	Evert Henkes

3. Please tick one or more appropriate box(es): *

o Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	15-05-2009
2.	Name of Registered Holder	Evert Henkes
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Exercise of share options granted pursuant to Share Option Plan of Sembcorp Industries Ltd. Please refer to footnotes for details.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	1,548
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	67,750
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0

No. of Shares held after the change	69,298
As a percentage of issued share capital	0 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [S[illegible]]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Di[illegible]	Deemed
No. of shares held before the change	1[illegible]	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	69,298	[illegible]
As a percentage of issued share capital	0 %	[illegible]

Footnotes

12,000 options @ $0.99 each
12,000 options @ $1.16 each
13,125 options @ $2.37 each
13,125 options @ $2.36 each
17,500 options @ $2.52 each

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Co Regn No: 199802418D

sembcorp

FORMATION OF JOINT VENTURE COMPANY BY INDUSTRIAL PARKS BUSINESS

Singapore, May 18, 2009 - Sembcorp Industries wishes to announce the formation of a joint venture company, in which its wholly-owned subsidiary, Sembcorp Industrial Parks, holds a 30% share. The other shareholders of the joint venture company, Singapore Intelligent Eco Island Development Pte Ltd, are Yanlord Land Pte Ltd with a 40% share and Surbana Land Pte Ltd with a 30% share. The cor [illegible] 'estment holding company and will undertake a feasibility [illegible] 'or a dev [illegible] ng, China.

By Order of the Board

Kwong Sook May
Company Secretary